PURCHASE POINT MEDIA CORPORATION
6950 Central Highway
Fairfield, NJ 08109

November 30, 2007

Securities and Exchange Commission
Washington, D.C. 20549

RE:          Purchase Point Media Corporation
SEC Comment Letter dated May 31, 2007
Preliminary Information Statement on Schedule 14C
File No. 0-25385

Dear Sir/Madam:

We are submitting herein the responses of Purchase Point Media Corporation (the “Company”) to the comments set forth in your comment letter dated May 31, 2007, on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Preliminary Information Statement on Schedule 14C (the “Amended Preliminary Information Statement”).  The Amended Preliminary Information Statement covers two proposals approved by a majority of the outstanding shares of common stock of the Company: (l) the change of the Company’s name to Power Sports Factory, Inc., and (2) the 1-for-20 reverse split of the Company’s outstanding shares of Common Stock (the “Reverse Split”).

Attached to the Amended Preliminary Information Statement is the Company’s Amended Current Report on Form 8-K, filed with the Commission on November 16, 2007, that provides financial and business operational disclosures concerning the Company’s acquisition of Power Sports Factory, Inc. (the “PSF Acquisition 8-K/A”).

Preliminary Information Statement

1. No Proxy Solicitation.  The Company has obtained the consent to the change of the Company’s name and to the Reverse Split from the holders of in excess of 60% of the Company’s outstanding common stock.

2. and 3. Spin-Off of Last Word Subsidiary. This is to confirm that the Company’s Last Word subsidiary will file a Form 10 and have the Form 10 cleared prior to the consummation of the spin-off.

The spin-off of the Last Word subsidiary does not involve the sale or other transfer of all or any substantial part of the Company’s assets, and therefore would not be subject to any stockholder approval requirement.  This transaction is therefore not included as a proposal in the Amended Preliminary Information Statement, but would be the subject of a Form 10 filing.

4.  Exhibit Filing. The Share Exchange Agreement and the Amendment thereto were filed as exhibits 10(g) and 10(h) to the Company’s Current Report on Form 8-K, filed with the Commission on September 12, 2007.

Outstanding Voting Securities

5.  Preferred Stock Vote. The Series B Convertible Preferred Stock, the terms of which are detailed in the Amended Preliminary Information Statement and the PSF Acquisition 8-K/A is non-voting.  Albert Folsom, the prior Chief Executive Officer of the Company, advises that the 2,000 shares of preferred stock previously shown on the Company’s financial statements were cancelled and are therefore no longer shown in such financial statements as issued and outstanding.

Principal Stockholders

6. Update of Principal Stockholders Table.

The PSF Acquisition 8-K/A contains an updated principal stockholders table.  In this table the Series B Convertible Preferred Stock held by Steve Rubakh and Steven Kempenich are disclosed.

7. Beneficial Owners of Amtel Communications, Inc. and Starbright Nmg,   L.P.  Starbright Nmg, L.P. is no longer a 5% stockholder.  The President and controlling person of Amtel Communications, Inc. is Albert P. Folsom.  Mr. Folsom advises that there are approximately 60 shareholders of Amtel Communications, Inc., none of which has a significant shareholding position.

8. Disclosures as to the Post-Reverse Split Ownership and Outstanding Stock of the Company.  A table providing the information requested by this comment is included in the Amended Preliminary Information Statement.

9. Information Concerning the Reverse Stock Split. The information requested concerning the Reverse Split is provided in the Amended Preliminary Information Statement.

10. Approval of Reverse Stock Split by Board of Directors. The Company’s Board of Directors approved the Reverse Stock Split on November 26, 2007, as disclosed in the Amended Preliminary Information Statement.

Power Sports Factors, Inc.

11. Name of Company Acquired.     As disclosed in the Amended Preliminary Information Statement and previous filings, the name of the company acquired by the Company is Power Sports Factory, Inc.

Dissenters Rights of Appraisal

12. The Company is a Minnesota corporation.

Additional Information

13 and 14. Financial Information Concerning Power Sports Factory, Inc. and Pro-Forma Financial Information. The PSF Acquisition 8-K/A, containing audited two-year financial statements, and unaudited six-month financial statements, of Power Sports Factory, Inc., with a pro-forma consolidation with the Company’s financial statements, is attached to the Amended Preliminary Information Statement as an Appendix. The Company’s 10-KSB, filed October 15, 2007, and its 10-QSB, filed November 23, 2007, are incorporated by reference.  These filings contain financial information concerning Power Sports Factory, Inc., the acquired company.

The undersigned Steven A. Kempenich, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Steven A. Kempenich
Steven A. Kempenich
Chief Executive Officer
Purchase Point Media Corporation